UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 3)1

Harvard Bioscience, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

416906105

(CUSIP Number)

ANDREW FREEDMAN, ESQ.

RYAN NEBEL, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

May 28, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 416906105

1	NAME OF REPORTING PERSON

ENGINE CAPITAL, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		2,278,844
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

2,278,844
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,278,844
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.9%
14	TYPE OF REPORTING PERSON

PN

2

CUSIP No. 416906105

1	NAME OF REPORTING PERSON

ENGINE JET CAPITAL, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		481,755
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

481,755
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

481,755
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.3%
14	TYPE OF REPORTING PERSON

PN

3

CUSIP No. 416906105

1	NAME OF REPORTING PERSON

ENGINE CAPITAL MANAGEMENT, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		2,760,599
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

2,760,599
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,760,599
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.2%
14	TYPE OF REPORTING PERSON

OO

4

CUSIP No. 416906105

1	NAME OF REPORTING PERSON

ENGINE CAPITAL MANAGEMENT GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		2,760,599
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

2,760,599
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,760,599
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.2%
14	TYPE OF REPORTING PERSON

OO

5

CUSIP No. 416906105

1	NAME OF REPORTING PERSON

ENGINE INVESTMENTS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		2,760,599
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

2,760,599
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,760,599
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.2%
14	TYPE OF REPORTING PERSON

OO

6

CUSIP No. 416906105

1	NAME OF REPORTING PERSON

ARNAUD AJDLER
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

BELGIUM
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		2,760,599
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

2,760,599
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,760,599
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.2%
14	TYPE OF REPORTING PERSON

IN

7

CUSIP No. 416906105

The following constitutes Amendment No. 3 to the Schedule 13D filed by the undersigned (“Amendment No. 3”). This Amendment No. 3 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by each of Engine Capital and Engine Jet were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 2,278,844 Shares beneficially owned by Engine Capital is approximately $4,307,015, including brokerage commissions. The aggregate purchase price of the 481,755 Shares beneficially owned by Engine Jet is approximately $905,699, including brokerage commissions.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) – (c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 38,380,403 Shares outstanding as of April 30, 2020, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 8, 2020.

A.	Engine Capital
(a)	As of the close of business on the date hereof, Engine Capital directly owned 2,278,844 Shares.

Percentage: Approximately 5.9%

(b)	1. Sole power to vote or direct vote: 2,278,844
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,278,844
4. Shared power to dispose or direct the disposition: 0

B.	Engine Jet
(a)	As of the close of business on the date hereof, Engine Jet directly owned 481,755 Shares.

Percentage: Approximately 1.3%

(b)	1. Sole power to vote or direct vote: 481,755
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 481,755
4. Shared power to dispose or direct the disposition: 0

C.	Engine Management
(a)	Engine Management, as the investment manager of each of Engine Capital and Engine Jet, may be deemed to beneficially own the 2,760,599 Shares owned in the aggregate by Engine Capital and Engine Jet.

8

CUSIP No. 416906105

Percentage: Approximately 7.2%

(b)	1. Sole power to vote or direct vote: 2,760,599
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,760,599
4. Shared power to dispose or direct the disposition: 0

D.       Engine GP

(a)	Engine GP, as the general partner of Engine Management, may be deemed to beneficially own the 2,760,599 Shares owned in the aggregate by Engine Capital and Engine Jet.

Percentage: Approximately 7.2%

(b)	1. Sole power to vote or direct vote: 2,760,599
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,760,599
4. Shared power to dispose or direct the disposition: 0

E.       Engine Investments

(a)	Engine Investments, as the general partner of each of Engine Capital and Engine Jet, may be deemed to beneficially own the 2,760,599 Shares owned in the aggregate by Engine Capital and Engine Jet.

Percentage: Approximately 7.2%

(b)	1. Sole power to vote or direct vote: 2,760,599
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,760,599
4. Shared power to dispose or direct the disposition: 0

F.	Mr. Ajdler
(a)	Mr. Ajdler, as the managing member of Engine Management and Engine Investments, may be deemed to beneficially own the 2,760,599 Shares owned in the aggregate by Engine Capital and Engine Jet.

Percentage: Approximately 7.2%

(b)	1. Sole power to vote or direct vote: 2,760,599
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,760,599
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by the Reporting Persons since the filing of Amendment No. 2 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference. All such transactions were effected in the open market.

The filing of this Amendment No. 3 to the Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Exchange Act, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

9

CUSIP No. 416906105

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 1, 2020

Engine Capital, L.P.

By:	Engine Investments, LLC General Partner

By:	/s/ Arnaud Ajdler
	Name:	Arnaud Ajdler
	Title:	Managing Member

Engine Jet Capital, L.P.

By:	Engine Investments, LLC General Partner

By:	/s/ Arnaud Ajdler
	Name:	Arnaud Ajdler
	Title:	Managing Member

Engine Capital Management, LP

By:	Engine Capital Management GP, LLC General Partner

By:	/s/ Arnaud Ajdler
	Name:	Arnaud Ajdler
	Title:	Managing Member

Engine Capital Management GP, LLC

By:	/s/ Arnaud Ajdler
	Name:	Arnaud Ajdler
	Title:	Managing Member

Engine Investments, LLC

By:	/s/ Arnaud Ajdler
	Name:	Arnaud Ajdler
	Title:	Managing Member

/s/ Arnaud Ajdler
Arnaud Ajdler

10

CUSIP No. 416906105

SCHEDULE A

Transactions in the Shares Since the Filing of Amendment No. 2 to the Schedule 13D

Nature of the Transaction	Amount of Securities Purchased / (Sold)	Price Per Share ($)	Date of Purchase / Sale

Engine Capital, L.P.

Purchase of Common Stock	10,000	2.8099	05/08/2020
Purchase of Common Stock	30,000	2.7902	05/08/2020
Sale of Common Stock	(8,271)	2.9000	05/11/2020
Sale of Common Stock	(10,267)	2.8918	05/11/2020
Sale of Common Stock	(165,098)	2.8005	05/12/2020
Sale of Common Stock	(11,194)	2.7461	05/18/2020
Sale of Common Stock	(330)	2.7500	05/18/2020
Sale of Common Stock	(19,097)	2.7105	05/19/2020
Sale of Common Stock	(289)	2.7500	05/19/2020
Sale of Common Stock	(19,340)	2.7013	05/20/2020
Sale of Common Stock	(49,529)	2.7001	05/21/2020
Sale of Common Stock	(11,134)	2.6800	05/26/2020
Sale of Common Stock	(66)	2.6700	05/27/2020
Sale of Common Stock	(1,968)	2.6500	05/27/2020
Sale of Common Stock	(23,523)	2.6789	05/28/2020
Sale of Common Stock	(40,449)	2.6505	05/28/2020
Sale of Common Stock	(25,451)	2.6519	05/29/2020
Sale of Common Stock	(364)	2.6800	06/01/2020
Sale of Common Stock	(4,859)	2.6728	06/01/2020

Engine Jet Capital, L.P.

Sale of Common Stock	(14,953)	2.9000	05/11/2020
Sale of Common Stock	(1,749)	2.9000	05/11/2020
Sale of Common Stock	(2,171)	2.8918	05/11/2020
Sale of Common Stock	(34,902)	2.8005	05/12/2020
Sale of Common Stock	(2,366)	2.7461	05/18/2020
Sale of Common Stock	(70)	2.7500	05/18/2020
Sale of Common Stock	(4,037)	2.7105	05/19/2020
Sale of Common Stock	(61)	2.7500	05/19/2020
Sale of Common Stock	(4,089)	2.7013	05/20/2020
Sale of Common Stock	(10,471)	2.7001	05/21/2020
Sale of Common Stock	(2,354)	2.6800	05/26/2020
Sale of Common Stock	(14)	2.6700	05/27/2020
Sale of Common Stock	(416)	2.6500	05/27/2020
Sale of Common Stock	(4,973)	2.6789	05/28/2020
Sale of Common Stock	(8,551)	2.6505	05/28/2020
Sale of Common Stock	(5,381)	2.6519	05/29/2020
Sale of Common Stock	(77)	2.6800	06/01/2020
Sale of Common Stock	(1,027)	2.6728	06/01/2020